Ladenburg Thalmann & Co. Inc.

640 Fifth Avenue, 4th Floor

New York, New York 10019

July 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Jimmy McNamara

Re:	NovaBay Pharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-280423

Ladies and Gentlemen:

Ladenburg Thalmann & Co. Inc. (“Ladenburg”), as representative of the underwriters for the referenced offering, hereby concurs in the request by NovaBay Pharmaceuticals, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:30 p.m. (Eastern Time), or as soon as practicable thereafter, on Tuesday, July 23, 2024, pursuant to Rule 461 under the Securities Act. Ladenburg affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

Ladenburg Thalmann & Co. Inc.

By:	/s/ Nicholas Stergis
Nicholas Stergis
Managing Director, Investment Banking